Eli Electric Vehicles, Inc.



ANNUAL REPORT

525 S Hewitt St

Los Angeles, CA 90013

0

www.eli.world

This Annual Report is dated April 26, 2023.

BUSINESS

Eli Electric Vehicles, Inc. ("ELI" or the "Company") reimagines personal vehicles of the future by creating compact, efficient, clean, and affordable micro-EVs. ELI focuses on attributes that make daily short trips convenient and fun, while at scale, drastically reducing emissions and congestion in cities and communities. ELI manages its international supply chain through its wholly-owned subsidiary in Beijing. Combining state-of-art design with strong supply chain capability, ELI's micro-EVs offer unparalleled features & value in its category for both the US and European markets.

Eli Electric Vehicles, Inc. was formed on February 6, 2018, in the State of Delaware, as the headquarters of the company which manages future sales, marketing, operating, and administrative activities. ELI is the parent company and ultimate beneficial owner of Beijing Eli Electric Vehicles Co., Ltd. (Eli Beijing) and EEV International Limited (EEV Hong Kong). Eli Beijing was formed on October 12, 2015, in Beijing, China to establish a supply chain and plan for the OEM production of ELI's products. EEV Hong Kong was formed on March 18th, 2021, and its subsidiary EEV Hainan Limited(Eli Hainan) was formed on May 12th, 2021 to export ELI's products overseas. Mr. Binhan(Marcus) Li is the CEO and director of ELI, Eli Beijing, and EEV Hong Kong. To streamline the company's structure, Beijing Eli Electric Vehicles Co., Ltd. was acquired by ELI Electric Vehicles, Inc. on June 6th, 2019; and EEV Hong Kong was acquired by ELI on June 23rd, 2021.

Both companies are 100% owned subsidiaries of ELI. The acquisitions are strategic restructurings that establish ELI as a hardware startup with the capability to manage complex overseas supply chain, production, and international sales. Besides Eli China and EEV International, ELI also plans to establish a subsidiary in Europe in the future.

Previous Offerings

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $80,002.80
Number of Securities Sold: 56,340
Use of proceeds: General and Administrative
Date: September 30, 2019
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $100,000.00
Use of proceeds: General Operations
Date: August 15, 2020
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $1,378,349.29
Use of proceeds: The CF1 Notes along with accrued interests converted into the Company's 412,820 shares of Class A Common Stock on December 24, 2021. The proceeds of this offering were used for general operations, salaries, business development and marketing.
Date: August 15, 2020
Offering exemption relied upon: Regulation CF

Type of security sold: Convertible Note
Final amount sold: $1,204,827.00
Use of proceeds: General Operations. See Debt section for details.
Date: July 01, 2021
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Debt
Final amount sold: $4,930,434.78
Use of proceeds: R&D, General and Administrative, Fixed Assets(Tooling Development) | Series Seed Warrants were issued to the debt holders in consideration of their debt financing, with the warrants' exercising costs roughly equal to the underlying debt's principal USD equivalence. Warrant holders are entitled to purchase 3,402,000 shares of series seed preferred stock in aggregate, at original issue price of $1.42, or they can each elect to exercise these warrants under certain conditions at par value of $0.0001, and cancel and forgive the entire loan.

Date: December 09, 2019
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Class A Common Stock
Final amount sold: $1,820,973.00
Use of proceeds: general operations, salaries, business development, marketing and working capital
Date: April 16, 2022
Offering exemption relied upon: Regulation CF

Name: Common Stock
Type of security sold: Equity
Final amount sold: $143.03
Number of Securities Sold: 1,430,363
Use of proceeds: In September 2019, the company issued 400,000 shares and 900,000 shares of common stock at par value to the company's 2 principle security holders, in connection with the company's prior acquisition of equity interest held by these shareholders in Beijing Eli Electric Vehicles Co., Ltd. (the company's now wholly owned subsidiary) The shares were re-classified into 400,000 shares of Class A Common Stock and 900,000 shares of Class B Common Stock. The company has also issued 130,363 shares of Common Stock in reliance on Section 4(a)(2) of the Securities Act, at par value to minority shareholders consisting primarily of a service provider and an incubator, the shares were later reclassified as Class A Common Stock.
Date: September 30, 2019
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Year ended December 31, 2022, compared to year ended December 31, 2021

The financial statements reflect our current stage where we have begun limited sales and production of our first EV product, but have not yet scaled up to mass production. The financials reflect the consolidated statements between the company and its subsidiaries. We sold 120 electric vehicles in total, mostly to our distributors. We subcontract our vehicle production in Jiangsu, China, and our Beijing-based subsidiary and product team is highly involved with supply chain, production management and quality control.

Revenue in 2022 was $1,222,756, compared to $593,302 in 2021. The cost of sales in 2022 was $1,144,720, compared to $576,571 in 2021. Our increased revenue reflects an increase in vehicle sales to distributors as the distribution of our vehicles in various markets naturally progresses from 2021's sample and initial orders.

Gross Margin in 2022 was 6.38% (total Gross Profit $78,037), significantly improved from 2.82% (total Gross Profit $16,731) in 2021. Improved gross margin was mostly due to increased parts sales, which had higher gross margin.

Total operating expenses in 2022, including general and administrative and sales and marketing was $2,097,534, compared to $2,221,970 in 2021. As the majority of our first product's development neared completion in 2022, The R&D expenses has decreased in 2022, compared to that of 2021, leading to a slight decrease in total expenses.

As of April 14, 2023, the Company has recognized $707,242 in revenues from vehicles, parts and other products sold for 2023.

Historical results and cash flows:

We have increased sales and production in 2022, and plan to continue scaling up. However, we were still in the phase of limited sales and production in 2022, comparing to potential mass production volume. During this stage, the company was funded through investments and not through its own sales revenue, and the company plans to continue its debt and equity fundraising to support its operation.

The company's costs during limited volume production might be significantly higher than that of the mass production phase, due to economies of scale. The unit economics of the company's product should significantly improve going into mass production. Payment terms of key components can also be further optimized going into mass production, and can significantly improve cash flow. The historical financial result is thus not representative of future earnings and cash flow.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $214,272.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: 18 Individual Angel Investors
Amount Owed: $1,518,851.20
Interest Rate: 0.0%
Maturity Date: November 30, 2023
The loan is made to the company's subsidiary. Series Seed Warrants were issued to these debt holders in consideration of their debt financing, with the warrants' total exercising costs roughly equal to the underlying debt's principal USD equivalence. The maturity date of the various loans are in November 2023. More details are disclosed in the "previous offerings" section.

Creditor: Greenman Machinery Company
Amount Owed: $2,906,892.24

Interest Rate: 0.0%
Maturity Date: November 06, 2023
The loan is made to the company's subsidiary, with the same terms as the loan arrangement described above.

Creditor: Binhan Li
Amount Owed: $518,880.27
Interest Rate: 0.0%
Maturity Date: November 03, 2023
The loan is made to the company's subsidiary, with the same terms as loan arrangements described above.

Creditor: Binhan Li
Amount Owed: $182,199.81
Interest Rate: 0.0%
0% interest callable loan, due upon request.

Creditor: Xun Li
Amount Owed: $145,344.61
Interest Rate: 12.0%
Maturity Date: February 18, 2023

Creditor: Yujie Li
Amount Owed: $305,223.69
Interest Rate: 8.0%
Maturity Date: November 10, 2023

Creditor: Yujie Li
Amount Owed: $130,810.15
Interest Rate: 12.0%
Maturity Date: December 31, 2022

Creditor: Greenman Machinery Company
Amount Owed: $100,000.00
Interest Rate: 5.0%
Maturity Date: December 31, 2023
Convertible note outstanding - Valuation Cap $16,000,000; discount rate 20%.

Creditor: Greenman Machinery Company
Amount Owed: $1,204,827.00
Interest Rate: 5.0%
Maturity Date: December 31, 2023
Convertible note outstanding - Valuation Cap $16,000,000; discount rate 20%.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Binhan (Marcus) Li

Binhan (Marcus) Li's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder & CEO
Dates of Service: February, 2018 - Present
Responsibilities: Overall responsible for the company's strategy and direction.

Position: Director
Dates of Service: February, 2018 - Present
Responsibilities: Make decisions of issues that require Board of Director's approvals.

Other business experience in the past three years:

Employer: Beijing Eli Electric Vehicles Co., Ltd.
Title: CEO
Dates of Service: October, 2016 - Present
Responsibilities: R&D, operations, and overall responsibility for company's strategy and direction. Beijing Eli Electric Vehicles Co., Ltd. is the wholly owned subsidiary of Eli Electric Vehicle, Inc.

Name: Cody Dumont

Cody Dumont's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Managing Director
Dates of Service: August, 2022 - Present
Responsibilities: Oversees company's sales, marketing and business development activities, also in charge of the company's general strategies, operations and team building.

Other business experience in the past three years:

Employer: CAKE (Emission AB)
Title: General Manager - NA
Dates of Service: January, 2022 - June, 2022
Responsibilities: North America sales and strategies

Employer: Tempo (CoreTech Fitness, Co.)
Title: VP Sales & BD
Dates of Service: February, 2020 - January, 2022
Responsibilities: Responsible for all aspects of channel sales, marketing and brand partnerships

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class B Common Stock
Stockholder Name: Binhan Li
Amount and nature of Beneficial ownership: 900,000
Percent of voting: 66.9%

Included are owners of 20 percent or more of the outstanding voting equity securities, calculated on the basis of the total voting power. The calculation for all outstanding voting equity securities assumes all outstanding options, warrants are exercised. We did not assume shares reserved for issuance under equity incentive plan exercised under this calculation, nor the voting proxy granted to the company's CEO under all regulation CF investment agreements.

RELATED PARTY TRANSACTIONS

Name of Entity: Binhan Li
Relationship to Company: Director
Nature of interest: Callable loan (0% interest) made to the company's subsidiary by Binhan Li
Amount of interest: $169,810, Due Upon Request

Name of Entity: Binhan Li
Relationship to Company: Director
Nature of interest: Repayment of Callable loan (0% interest) to company's subsidiary, paid to Binhan Li
Amount of interest: $261,639

Name of Entity: Yujie Li
Relationship to Company: Family member
Nature of interest: Term loan to the company's subsidiary
Amount of interest: $141,160

OUR SECURITIES

Class A Common Stock

The amount of security authorized is 10,000,000 with a total of 2,199,979 outstanding.

Voting Rights

The holders of Class A Common Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders (and written consents in lieu of meetings).

Unless required by law, there is no cumulative voting.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total number of shares outstanding on a fully diluted basis, 6,558,319 shares, includes 2,199,979 shares of Class A Common Stock (which includes 155,000 shares to be issued pursuant to stock options granted and 725,000 shares to be issued pursuant to stock options, reserved but unissued), 900,000 shares of Class B Common Stock, 3,458,340 shares of Series Seed Preferred Stock (which includes warrants to purchase 3,402,000 shares of Series Seed Preferred Stock).

We established the Eli Electric Vehicles, Inc. 2019 Equity Incentive Plan (the Plan), in June 2019. The purpose of the Plan is to offer selected employees, consultants and directors the opportunity to acquire equity in the Company through awards of options (which may be either incentive stock options (ISOs) or non-statutory stock options (NSOs), stock appreciation rights, and restricted stock. The maximum number of shares of Common Stock which may be issued under the Plan from time to time is 880,000.

Distribution rights and preferences: In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders shall be distributed among the holders of the shares of Preferred Stock and Common Stock, pro-rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of this Restated Certificate immediately prior to such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event.

Liquidation rights and preferences: No preferences, same as Preferred Stock. A merger, or reorganization of similar transaction will be treated as a liquidation

Dividend rights: Dividend rights with no preferences, same as Series Seed Preferred Stock.

Class B Common Stock

The amount of security authorized is 2,000,000 with a total of 900,000 outstanding.

Voting Rights

According to the 2022 amendment of the company's certificate of incorporation by majority stockholders' consent, The holders of Class B Common Stock are entitled to ten votes for each share of Class B Common Stock held at all meetings of stockholders (and written consents in lieu of meetings). Unless required by law, there is no cumulative voting.

Material Rights

Distribution rights and preferences: In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders shall be distributed among the holders of the shares of Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of this Restated Certificate immediately prior to such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event.

Liquidation rights and preferences: No preferences, same as Series Seed Preferred Stock. A merger, reorganization of similar transaction will be treated as a liquidation

Dividend rights: Dividend rights with no preferences, same as Series Seed Preferred Stock.

Voluntary conversion: Each Class B Common Stock can be converted into one share of Class A Common Stock if the holder of Class B Common Stock approves or consents to such conversion.

Mandatory conversion upon transfer: if any share of Class B Common Stock shall not be owned, beneficially or of record, by Binhan Li or any firm, corporation, partnership, limited liability company, association, joint venture, trust, unincorporated organization or any other entity, directly or indirectly controlled by Binhan Li, such share of Class B Common Stock shall be automatically converted into one share of Class A Common Stock (as adjusted for any stock splits, stock dividends, combinations, recapitalizations or the like).

Series Seed Preferred Stock

The amount of security authorized is 8,000,000 with a total of 3,458,340 outstanding.

Voting Rights

Each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Class A Common Stock into which the shares of Preferred Stock held by such holder (assuming all the Warrants to purchase the shares of Preferred Stock have been exercised pursuant to the respective Warrants immediately prior to the record date) are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights

The total amount outstanding includes warrants to purchase 3,402,000 shares of Series Seed Preferred Stock. The warrants have an exercise price that is equal to the original issue price of Series Seed Preferred Stock($1.42), provided that if the holder of the warrants, who is also a creditor of the Company with consolidated loan amount roughly equals to the warrant's exercise cost, has not exercised the warrant within 48 months(12 months plus 3 times of extension) of the issuance date, the warrant holder may elect to exercise the warrant at the exercise price of par value ($0.0001 per share) and cancel and forgive the loan amount and any other related outstanding indebtedness. Each share of Preferred Stock issuable under the Warrants shall accord the relevant Warrant Holder with all rights and obligations attached to a holder of such Preferred Stock on a fully exercised basis.

Distribution rights and preferences: No preference, pro-rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock.

Liquidation rights and preferences: No preferences, same as Common Stock. A merger, reorganization of similar transaction will be treated as a liquidation

Dividend rights: Dividend rights with no preferences, same as Common Stock.

2021 Series N1 Convertible Promissory Notes

The security will convert into Equity securities sold in the qualified financing and the terms of the 2021 Series N1 Convertible Promissory Notes are outlined below:

Amount outstanding: $1,204,827.00
Maturity Date: December 31, 2023
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $16,000,000.00
Conversion Trigger: Qualified Financing
Material Rights

There are no material rights associated with 2021 Series N1 Convertible Promissory Notes.

2020 Series N1 Convertible Promissory Notes

The security will convert into Equity securities sold in the qualified financing and the terms of the 2020 Series N1 Convertible Promissory Notes are outlined below:

Amount outstanding: $100,000.00
Maturity Date: December 31, 2023
Interest Rate: 5.0%
Discount Rate: 5.0%

Valuation Cap: $16,000,000.00
Conversion Trigger: Qualified Financing
Material Rights

There are no material rights associated with 2020 Series N1 Convertible Promissory Notes.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Class A Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Class A Common Stock in an amount up to $5,000,000 dollars in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common stock, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an additional operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Minority Holder; Securities with Voting Rights The Class A Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Eli Zero is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns many trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as, EPA (United States Environment Protection Agency), US Department of Transportation, US customs, CARB (California Air Resource Board), FTC (Federal Trade Commission), European commission and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product in certain country or region and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks We may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in Eli's hardware, software or network could reduce the attractiveness of our products and result in a loss of investors and companies interested in using our products. Further, we rely on third-party technology and component suppliers to provide some of our technologies and components . Any disruptions of services or cyber-attacks either on our suppliers or on Eli's company, products or networks could harm our reputation and materially negatively impact our financial condition and business. Our ability to develop and deliver vehicles of high quality and appeal to users, on schedule and at scale is unproven and still evolving. Our continued development, manufacturing, and delivery of vehicles of high quality to achieve our targeted volume are and will be subject to risks, including with respect to: * lack of funding; * disruptions or delays in our vehicles supply chain; * operational disruptions caused by our business partners insolvencies or inability to deliver; * quality control deficiencies; * delays in the R&D of technologies necessary for our vehicles; * our vehicles not performing in line with user expectations and may contain defects; * environmental compliance, workplace safety, and relevant regulations; and * cost overruns.   We are exposed to risks and disputes related to large number of crowdfunding investors, and international fundraising activities. Due to the large number of investors brought in by crowd funding, our business activities may be disrupted by claims or disputes brought by our investors. We are also exposed to risks and disputes associated with international fundraising activities, and with international investors or their shareholders. Our current or future products could have a latent design flaw or manufacturing defect. Although we have done extensive testing on our current product prototype and intend to do similar testing on future products, it is possible that there is a design flaw that will require us to recall all or a significant number of products that we have delivered to customers. Similarly, it is possible that our manufacturer will introduce a defect during the manufacturing process, triggering a recall. A major recall of our products would be expensive and could significantly impact the value of the Company. Recalls are an inherent risk in this industry and we expect that there will be additional recalls of electric vehicles in the future. Our new products could fail to achieve the sales traction we expect. Our growth projections are based on an assumption that we will be able to successfully launch Eli Zero and that it will be able to gain traction in the marketplace at a fast rate. It is possible that our new product will fail to gain market acceptance for any number of reasons. If the Eli Zero fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. The nature of the product means there is a high likelihood we will face product liability lawsuits. We sell a product that will be operated on public roads. There are numerous road accidents happen year. Large number of people are injured or killed every year in road accidents. As a result, motor vehicle industries have experience a significant number of product liability lawsuits relating to the safety of their products. As sales and use of our product start to grow, we expect to face product liability lawsuits from some customers who may be injured while using our products. If our product is shown to be defectively designed or manufactured, then we may be forced to pay significant awards, undertake a costly product recall, and/or redesign the product. These costs could bankrupt our company, which would significantly reduce the value of your investment. Failure to address the service requirement of our future customers may cause issues to our business. If we are unable to successfully address the service requirement of our future customers, our business will be materially and adversely affected. The global shortage in the supply of semiconductor chips may disrupt our operations and adversely affect our business, results of operations, and financial condition. Since 2020, there has been a global shortage of semiconductor chips used for automotive manufacture due to COVID-19 pandemic. We cannot assure such delay or disruption would not affect our business. We cannot assure that we can obtain sufficient amount of semiconductor chips at a reasonable cost given the global shortage. The increase in cost of our vehicle and delay in production organization may disrupt our business. In addition, many of the semiconductor components used in our vehicles are single sourced from our suppliers. If the suppliers we are current using failed to meet our demand with acceptable terms, we could be required to change suppliers, which could be costly and also cause delay in production. If we failed to find alternative suppliers, our production and delivery could be materially disrupted. Such disruption could also cause material adverse impact on company operation and financial situation. We are an early stage company and have not yet generated any profits Eli Electric Vehicles, Inc. was formed on Feb 6, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so.

Eli Electric Vehicles, Inc. has incurred a net loss and has had no revenue generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. Manufacturing and conducting business operations internationally may cause problems and present risk We will work with suppliers and OEM partners in China to ensure the cost effective production. However, there are many risks associated with international business. These risks include, but are not limited to political and economic instability, regulatory compliance difficulties, problems enforcing agreements and greater exposure of our intellectual property to markets where a higher probability of unlawful appropriation may occur. Failure to successfully mitigate any of these potential risks could damage our business. Neither the offering nor the securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to us. No governmental agency has reviewed or passed upon this offering, our company or any Securities of our company. We also have relied on exemptions from securities registration requirements under applicable state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors. There is no guarantee of return on investment. There is no assurance that an investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each investor should read the Offering Memorandum and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision. We have the right to extend the offering deadline. We may extend the offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while we attempt to raise the minimum amount even after the offering deadline stated in this offering statement is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new offering deadline is reached without our company receiving the minimum amount, at which time committed funds will become immediately available for withdrawal from the investor's brokerage account maintained with StartEngine without interest or deduction, or until we receive the minimum amount, at which time it will be released to us to be used as set forth herein. Upon or shortly after release of such funds to us, the securities will be issued and distributed to you. Your ownership of the shares will be subject to dilution. If we conduct subsequent offerings of securities, issue shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase securities in this offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of our company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their underlying shares depending on the terms and pricing of any future share issuances (including the underlying shares being sold in this offering) and the value of our assets at the time of issuance. There can be no assurance that we will ever provide liquidity to investors through either a sale of our company or a registration of the securities. There can be no assurance that any form of merger, combination, or sale of our company will take place, or that any merger, combination, or sale would provide liquidity for investors. Furthermore, we may be unable to register the securities for resale by investors for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, investors could be unable to sell their securities unless an exemption from registration is available. The offering price in this offering may not represent the value of our securities. The price of the securities being sold in this offering has been determined based on a number of factors and does not necessarily bear any relationship to our book value, assets, operating results or any other established criteria of value. Prices for our securities may not be indicative of the fair market value of our securities now or in the future. We may not be able to manage future growth effectively. If our business plan is successful, we may experience significant growth in a short period of time and potential scaling issues. Should we grow rapidly, our financial, management and operating resources may not expand sufficiently to adequately manage our growth. If we are unable to manage our growth, our costs may increase disproportionately, our future revenues may stop growing or decline and we may face dissatisfied customers. Our failure to manage our growth may adversely impact our business and the value of your investment. International Directors, Executives, Officers, and Operations The Company has foreign directors, executives, officers, and overseas operations. The Company has not begun US sales and is still developing its US sales plan. Its previous US executive recently left the Company and was replaced with a new executive with the title of Managing Director. There may be risks associated with foreign executives and officers, new executives and officers and international operations. Failure to successfully mitigate associated potential risks could damage our business. Furthermore, given that multiple directors, executives, and officers are foreign citizens domiciled outside of the US and/or own more than 20% of the Company, investors should be aware of the risks related to the difficulties in pursuing any legal remedy against foreign citizens not domiciled in the US. The amount raised in this offering may include investments from officers and directors of the company or their immediate family members. Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2023.

Eli Electric Vehicles, Inc.

By   /s/ *Binhan Marcus Li*

Name: <u>Eli Electric Vehicles</u>

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

ELI ELECTRIC VEHICLES, INC.

CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2022, AND 2021

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors
Eli Electric Vehicles, Inc.
Los Angeles, California

Opinion

We have audited the consolidated balance sheet of Eli Electric Vehicles, Inc. and subsidiaries as of December 31, 2022, and 2021, and the related consolidated statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Eli China and EEV International Limited, both wholly owned subsidiaries, which statements reflect total assets and revenues constituting 99 percent and 99 percent, respectively, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Eli China and EEV International Limited, is based solely on the report of the other auditors.

In our opinion, based on our audit and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eli Electric Vehicles, Inc. as of December 31, 2022, and 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Eli Electric Vehicles, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Eli Electric Vehicles, Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2022.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Fanbase Social Media, Inc.'s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Eli Electric Vehicles, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 14, 2023
Los Angeles, California

CONSOLIDATED BALANCE SHEET

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash and Cash Equivalents	$	214,272	$	219,240
Account receivables		78,913	$	65,533
Prepaids and other current assets		106,472		352,724
Inventory		210,050		-
Total Current Assets	$	609,707		637,497
Proptery and equipment, net		1,689,843		2,146,019
Intangible Assets, net		476,496		560,279
Other Long term assets		-		-
Total Other Assets		2,166,339		560,279
Total Assets	$	**2,776,046**		**3,343,795**
LIABILITIED AND SOTCKHOLDERS' EQUITY				
Account payables	$	292,792	$	213,289
Deferred revenue		312,571		65,516
Other current liabilities		2,390,749		2,401,658
Convertible notes payable		1,304,827		1,304,827
Loan from Shareholders		3,645,765		4,026,984
Total Current Liabilities		7,946,704		8,012,274
Total Liabilities		**7,946,704**		**8,012,274**
STOCKHOLDERS' EQUITY				
Preferred Stock		6		6
Common Stock Class A		136		107
Common Stock Class B		90		90
Currency Translation Adjustment		17,704		(259,955)
Equity Issuance Costs		(417,683)		(263,608)
Retained Earnings/(Accumulated Deficit)		(8,455,983)		(6,280,816)
Additional Paid In Capital		3,685,072		2,135,697
Total stockholders' equity		(5,170,658)		(4,668,479)
Total liabilities and stockholders' equity	$	**2,776,046**	$	**3,343,795**

See accompanying notes to the financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net revenue	$ 1,222,756	$ 593,302
Cost of goods sold	1,144,720	576,571
Gross profit	78,036	16,731
Operating expenses		
General and administrative	1,627,536	1,324,593
Research and development	370,637	689,699
Sales and marketing	99,362	207,678
Total operating expenses	2,097,535	2,221,970
Operating income/(loss)	(2,019,499)	(2,205,239)
Other Income and Expense		
Interest Income	(278)	(35)
Interest expense	132,265	214,111
Other Income	(262)	(11,775)
Other Expense	1,260	115,007
Income/(Loss) before provision for income taxes	(2,152,484)	(2,522,547)
Provision/(Benefit) for income taxes	-	-
Net income/(loss)	**(2,152,484)**	**$ (2,522,547)**

See accompanying notes to the financial statements

ELI ELECTRIC VEHICLES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In $US Dollars)	Common Stock Class A		Common Stock Class B		Series Seed Preferred Stock		Equity Issuance Costs	Additional Paid In Capital (APIC)	Currency Translation Adjustment	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount					
Balance - December 31, 2020	530,363	$ 53	900,000	$ 90	56,340	$ 6	$ -	$ 79,997	$ (187,138)	$ (3,758,269)	$ (3,865,261)
Net loss	-	-	-	-	-	-	-	-	-	(2,522,547)	(2,522,547)
Currency Translation Adjustment	-	-	-	-	-	-	-	-	(72,817)	-	(72,817)
Issuance of common shares	536,870	54	-	-	-	-	(263,608)	2,055,700	-	-	1,792,146
Balance - December 31, 2021	1,067,233	$ 107	900,000	$ 90	56,340	$ 6	$ (263,608)	$ 2,135,697	$ (259,955)	$ (6,280,816)	$ (4,668,479)
Net loss	-	-	-	-	-	-	-	-	-	(2,152,484)	(2,152,484)
Currency Translation Adjustment	-	-	-	-	-	-	-	-	277,659	-	277,659
Adoption of ASU 842	-	-	-	-	-	-	-	-	-	(22,683)	(22,683)
Issuance of common shares	288,945	29	-	-	-	-	(154,075)	1,549,375	-	-	1,395,329
Balance - December 31, 2022	1,356,178	$ 136	900,000	$ 90	56,340	$ 6	$ (417,683)	$ 3,685,072	$ 17,704	$ (8,455,983)	$ (5,170,658)

See accompanying notes to financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31,	2022	2021
(In $US Dollars)		
OPERATING ACTIVITIES		
Net Income	$ (2,152,484)	$ (2,522,547)
Adjustments to reconcile Net Income		
to net cash provided by operations:		
Depreciation of property	464,171	500,623
Amortization of intangibles	32,965	44,300
Changes in operating assets and liabilities:		
Inventory	(201,051)	252,254
Account Receivables	(16,870)	(59,177)
Prepaid expenses and other current assets	249,743	365
Other long term assets	50,817	(1,906)
Accounts payable and credit cards	79,503	(443,200)
Deferred revenue	354,554	65,516
Other current liabilities	(22,683)	21,034
Net cash provided/(used) by operating activities	(1,161,335)	(2,142,738)
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(7,995)	(512,489)
Cash acquired in a share exchange acquisition	-	-
Net cash provided/(used) in investing activities	(7,995)	(512,489)
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowing/(repayments) on Shareholder loan	(381,219)	(332,659)
Borrowing/(repayment) on Non Shareholder loan	(118,407)	1,390,103
Issuance of Class A Common Stock	29	54
Additional paid-in capital	1,549,375	2,026,625
Equity issuance costs	(154,075)	(234,541)
Net cash provided/(used) by financing activities	895,703	2,849,582
Effect of foreign currency exchange rate changes on cash	268,659	(71,543)
Change in cash, cash equvalents and restricted cash	(4,968)	122,812
Cash equvalents and restricted cash —beginning of year	219,240	96,428
Cash equvalents and restricted cash —end of year	$ 214,272	$ 219,240
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 132,265	$ 214,111
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	$ -	$ 1,449,009
Issuance of equity in return for accrued payroll and other liabilities	$ -	$ -

See accompanying notes to the financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEAR ENDED TO DECEMBER 31, 2022, AND DECEMBER 31, 2021

1. NATURE OF OPERATIONS

Eli Electric Vehicles Inc. was formed on February 6, 2018 ("Inception") in the State of Delaware. On June 6, 2019, Eli Electric Vehicles, Inc. acquired Beijing Eli Electric Vehicles Co., Ltd (Eli China) , its wholly owned subsidiary. On March 18, 2021, Eli Electric Vehicles Inc. formed EEV INTERNATIONAL LIMITED (EEV), a wholly owned subsidiary, under Chapter 662 of laws of the Hong Kong SAR, P.R.China and commenced business operations in the P.R.China. The financial statements of Eli Electric Vehicles Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Eli Electric Vehicles Inc. is a micro-EV startup. At Eli, we reimagine personal vehicles of the future by creating compact, efficient, clean and affordable micro-EVs. Eli focuses on attributes that make daily short trips convenient and fun, while at scale, can drastically reduce emission and congestions in cities and communities.

The company has finished developing its first micro-EV, Eli ZERO, and has begun small batch production, and limited sales in Europe. Eli ZERO is street legal as a light-quad in EU and as an NEV in the US. Combining state-of-art design with strong supply chain capability, ZERO offers unparalleled features and value in its category. It combines the comfort of a car and the convenience of a scooter. Eli ZERO is perfect for daily urban trips, in addition to or as a replacement for SUVs and sedans in cities and communities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of Eli Electric Vehicles, Inc., Beijing Eli Electric Vehicles, Co, Ltd (Eli China), and EEV International, Ltd (EEV). Eli China and EEV are wholly owned subsidiaries over which Eli Electric Vehicles, Inc. exercises control. Intercompany accounts and transactions have been eliminated in consolidation. The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

The Company also maintains cash and cash equivalents in foreign banking institutions in the countries where their subsidiaries are located. These balances are not covered by FDIC insurance. Their USD balance at December 31, 2022, and December 31, 2021 were $21,357, and $89,299, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Inventories

The Company's inventory is purchased from parts suppliers and maintained in Company and original equipment manufacturer ("OEM") factories. The OEM factory utilized the parts purchased by the Company to manufacture the final products. The weighted moving average (WMA) method is utilized to evaluate inventory. Weighted moving averages assign a heavier weighting to more current data points since they are more relevant than data points in the distant past. The sum of the weighting adds up to 1 (or 100%).

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5-7 years

Intangible Assets

The Company capitalizes its acquired intangibles of software licenses and patents. Intangible assets are amortized over fifteen years.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Goodwill

Goodwill represents the excess cost of a business acquisition over the fair value of the identifiable net assets acquired. Fair values for goodwill and indefinite-lived intangible assets are determined based on discounted cash flows, market multiples or appraised values, as appropriate. Goodwill is evaluated for impairment annually in accordance with ASC 350.

Business Combination

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company. Business combinations are accounted for using the acquisition method of accounting. The consideration of each acquisition is measured at the aggregate of the fair values of tangible and intangible assets obtained, liabilities and contingent liabilities incurred or assumed, and equity instruments issued by the Company at the date of acquisition. Key assumptions routinely utilized in allocation of purchase price to intangible assets include projected financial information such as revenue projections for companies acquired. As of the acquisition date, goodwill is measured as the excess of consideration given, generally measured at fair value, and the net of the acquisition date fair values of the identifiable assets acquired and the liabilities assumed.

Income Taxes

Eli Electric Vehicles Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Foreign Currency

The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency of the Company. The functional currency of the Company is the currency of its primary economic environment. In accordance with ASC 830, Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of electrical vehicles through EU distributors in the European markets and US dealers.

Cost of Goods Sold

Costs of goods sold include the cost of vehicles, cost of parts, and freight and delivery.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEAR ENDED TO DECEMBER 31, 2022, AND DECEMBER 31, 2021

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2022 and December 31, 2021 amounted to $99,362 and $207,678, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses) approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2021, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 14, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022 using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022 to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022 and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

Summary of Effects of Lease Accounting Standard Update Adopted in 2022

The cumulative effects of the changes made to our condensed consolidated balance sheet as January 1, 2022, as a result of the adoption of the accounting standard update on leases were as follows:

	As filed December 31, 2021		Recognition of Operating Leases		Total Effects of Adoption		With effect of lease accounting standard update january 1, 2022
Assets							
Right of use asset, net	$	-	$	190,330	$	190,330	$	190,330
Liabiities							
Current portion of leases	$	-	$	69,401	$	69,401	$	69,401
Lease obligation	$	-	$	122,743	$	122,743	$	122,743
Deferrd rent, current	$	-	$	-	$	-	$	-
Deferred rent, non-current	$	-	$	-	$	-	$	-
Equity							
Retained earnings	$	-	$	(1,814)	$	(1,814)	$	(1,814)
Total	$	-	$	-	$	-	$	-

3. EEV INTERNATIONAL LIMITED

On March 18, 2021, the Company formed a wholly owned subsidiary EEV International Limited, for the purposes of importing and exporting vehicles and its parts and providing services in connection with the products sold. EEV is included in the consolidated financial statements presented.

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consist primarily of trade receivables. Accounts payable consist primarily of trade payables.

Prepaids and other current liabilities consist of the following items:

As of December 31,	2022	2021
Cash Held on Fund Escrow	$ 15,376.00	$ 45,978
Other receivables, net	4,836	1,134
Prepaid Expenses	16,109	31,865
Prepaid Tax	70,151	273,747
	$ 106,472	$ 352,724

Other current liabilities consist of the following items:

As of December 31,	2022	2021
Other payable - other	$ 2,237,495	$ 2,353,794
Accured interest	102,514	37,272
Payroll Liabilities	50,740	10,592
	$ 2,390,749	$ 2,401,658

5.   PROPERTY AND EQUIPMENT

As of December 31, property and equipment consists of:

As of December 31,	2022	2021
Furniture & Equipment	$ 3,061,637	$ 3,053,641
Total Property & Equipment, at cost	3,061,637	3,053,641
Impact of foreign exchange rate	(411,735)	(411,734)
Accumulated depreciation	(960,059)	(495,888)
Property & Equipment, net	$ 1,689,843	$ 2,146,019

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2021 were $464,171, and $500,623, respectively.

6. INTANGIBLE ASSETS

As of December 31, intangible assets consisted of:

As of December 31,	2022	2021
Beginning Balance Intangible Assets, at cost	$ 621,517	$ 590,812
Accumulated amortization	(145,021)	(112,056)
Impact of foreign exchange rate	-	81,523
Intangible Assets, net	$ 476,496	$ 560,279

Amortization expenses for the fiscal year ended December 31, 2022, and 2021 were in the amount of $32,967 and $44,300, respectively. The schedule of future amortization is as follows:

Period	Amortization Amount
2023	$ 32,967
2024	32,967
2025	32,967
2026	32,967
2027	32,967
Thereafter	311,661
Total	$ 476,496

7. CAPITALIZATION AND EQUITY TRANSACTIONS

The Company's authorized share capital consisted of 10,000,000 Common Shares Class A with a par value of $ 0.0001 and 2,000,000 Common Shares Class B with a par value of $ 0.0001 and 8,000,000 of Preferred Shares with a par value of $0.0001 per share.

Common Stock

As of December 31, 2022, and December 31, 2021, the Company had issued 1,356,178 and 1,067,233, shares of Class A Common Stock, respectively. The Company also had issued 900,000 shares of Class B Common Stock for both years ended December 31, 2022, and December 31, 2021.

Preferred Stock

As of December 31, 2022, and December 31, 2021, the Company had issued 56,340 shares of Preferred Stock.

8.   DEBT

Shareholder loans

During 2019, the Company entered into loan agreements with certain shareholders. The loans do not have a stated interest and mature within twelve months of the issuance with an additional thirty-six-month extension. The total outstanding amount of shareholder loan as of December 31, 2022, and December 31, 2021 is $3,645,765 and $4,026,984, respectively.

For the years ended December 31, 2022, and December 31, 2021, interest expenses relating to the shareholder loans were recorded in the amount of $132,265, and $69,892, respectively.

Shareholder Convertible Note Payable

In 2021, the Company entered into a convertible note with a related party in the amount of $1,304,827, with an interest rate of 5% per annum, and is due on December 31, 2023. The entire principal balance and accrued interest are classified as current.

Other loans payable

The total outstanding amounts of other loan amounts as of December 31, 2022, and 2021, were $2,237,495 and, $2,353,794 respectively. The entire loan balance has been classified as current and reported as part of other current liabilities.

9.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and 2021 consists of the following:

As of December 31,	2022	2021
Net Operating Loss	$ (642,301)	$ (752,728)
Valuation Allowance	642,301	752,728
Net Provision for Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022 and 2021, are as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEAR ENDED TO DECEMBER 31, 2022, AND DECEMBER 31, 2021

As of December 31,	2022	2021
Net Operating Loss	$ (8,455,983)	$ (6,280,817)
Valuation Allowance	8,455,983	6,280,817
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2022, the Company had net operating loss ("NOL") carryforwards of approximately $8,455,983. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and California jurisdictions for each year in which a tax return was filed.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. RELATED PARTY

The Company received several loans from their shareholders, all listed under Note 8, 'Debt'.

During the years ended December 31, 2022, and 2021, the Company had related party transactions with Greenman Machinery Company Ltd ("Greenman"), one of the Company's key shareholders. The Company also had related party transactions with wholly owned subsidiaries of Greenman, Beijing Toppo Machinery Co. Ltd., and Greenman Electric Vehicles Co. Ltd.

Below outlines the related party transactions for each year:

Purchases from related parties	2022	2021
Greenman Machinery Company Ltd	$ 235,385	$ 530,411
Greenman Electric Vehicles Co., Ltd	1,305,629	114,027
Beijin Toppo Machine Co., Ltd.	-	36,372

Accounts payable to related parties as of December 31,	2022	2021
Greenman Machinery Company Ltd	$ -	$ -
Greenman Electric Vehicles Co., Ltd	-	200,087

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEAR ENDED TO DECEMBER 31, 2022, AND DECEMBER 31, 2021

Payments made to related parties	2022	2021
Greenman Machinery Company Ltd	$ 176,454	$ -
Greenman Electric Vehicles Co., Ltd	$ 1,319,636	418,392

Loan from shareholders	2022	2021
Greenman Machinery Company Ltd	$ -	$ 637,063

12. CONCENTRATION OF CREDIT RISK

As of December 31, 2022, and 2021, the five largest balances composed the 96% and 94% of the whole balance of Accounts payables respectively; the five largest balances composed the 100% and 97% of the whole balance of Prepaid expenses respectively; and the five largest balances composed the 100% of the whole balance of Other accounts receivables respectively, in 2 successive years/

Account	Top 5 items for 2022			Top 5 items for 2021		
	Amount	% of amount	% of number of balance	Amount	% of amount	% of number of balance
Account payables	$ 258,642	96%	24%	$ 152,290	94%	22%
Prepaid Expenses	$ 14,691	100%	100%	$ 27,716	97%	56%
Customer Advances	$ 307,616	100%	100%	$ -	0%	0%
Other account payables	$ 7,297,618	84%	19%	$ 6,823,045	90%	20%
Other account receivables	$ 461,765	100%	100%	$ 1,078	100%	100%

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 14, 2023, which is the date the financial statements were available to be issued.

As of the April 14, 2023, the Company has received an additional $124,424 in crowdfunding, net of fees.

As of April 14, 2023, the Company has recognized $707,242 in revenues from vehicles, parts and other products sold for 2023.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $2,152,484, and liquid assets in cash of $214,272 as of December 31, 2022. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

Note on Short Term Debt

In our financial statements, all liabilities are classified as current. Here we classified short term debt given the terms, conditions and nature of the debt, to include debts related to daily operations, and those that will likely be repaid within one year. Long-term debt to include those that are non-operation and likely repaid more than one year, or intended as investment and not likely to be repaid in the short term.

CERTIFICATION

I, Binhan Marcus Li, Principal Executive Officer of Eli Electric Vehicles, Inc., hereby certify that the financial statements of Eli Electric Vehicles, Inc. included in this Report are true and complete in all material respects.

Binhan Marcus Li

CEO